Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Basic
Earnings:
Net income	$2,577	$979	$4,383	$7,525

Shares:
Average common shares outstanding	7,839	7,976	7,843	7,946

Basic earnings per common share	$0.33	$0.12	$0.56	$0.95

Assuming full dilution
Earnings:
Net income	$2,577	$979	$4,383	$7,525

Shares:
Average common shares outstanding	7,839	7,938	7,843	7,943
Potentially dilutive common shares outstanding	124	185	168	220
Diluted average common shares outstanding	7,963	8,123	8,011	8,163

Diluted earnings per common share	$0.32	$0.12	$0.55	$0.92

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended September 30, 2015 excluded from the denominator 130,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive and September 30, 2015.  The calculation of diluted earnings per share for the nine months ended September 30, 2015 excluded from the denominator 4,029 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive and September 30, 2015.  The calculation of diluted earnings per share for the three and nine months ended September 30, 2014 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.